NEWS RELEASE

Tuesday July 10, 2007

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

UPDATE OF CABALLO BLANCO EXPLORATION PROGRAM

Almaden has completed a property wide exploration program on the Caballo Blanco project, Mexico. This program was managed by Almaden and commenced prior to forming an option agreement with Canadian Gold Hunter Corp. (“CGH”). CGH can acquire a 70% interest in the property (see Almaden news release of April 17, 2007). Future work on the Caballo Blanco project will be managed by CGH.

The work program consisted of detailed geologic and alteration mapping, rock chip sampling, grid soil and geophysical surveys and stream sediment sampling. In total 60.5 kilometers of Induced Polarization (“IP”) and ground magnetic geophysics was completed and 2,650 soil samples were taken.

The data is presently being compiled by both CGH and Almaden. Some geochemical results are still awaited from the laboratory. Results will be released as they are interpreted and compiled.

The rock, soil and stream sediment samples were prepared and analysed by ALS Chemex laboratories of North Vancouver using industry standard fire assay, ICP and wet geochemical techniques. Standards and blanks were included in the rock sample shipments as part of an ongoing quality control program.

Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling. Morgan Poliquin, M.Sc., P. Eng., COO and a director of the Company, is the qualified person reviewing the technical information in this news release under the meaning of National Instrument 43-101.

On Behalf of the Board of Directors

“Morgan Poliquin”

_________________________

Morgan Poliquin, M.Sc., P.Eng.

COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.